Principal Solar, Inc.

100 Crescent Court, Suite 700

Dallas, Texas 75201

May 26, 2022

VIA EDGAR

Cheryl Brown

Law Clerk

Office of Energy and Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Principal Solar, Inc. (the “Company”)
Offering Statement on Form 1-A
Commission File No. 024-11809

Dear Ms. Brown:

The Company represents that the Offering Statement will be approved by the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

–	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

–	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

–	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ K. Bryce Toussaint

K. Bryce Toussaint

Chief Executive Officer

Principal Solar, Inc.